CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V Symbol: CPT

OTC.BB (US): CBTGF

      March 20, 2008

CIBT Education Group Announces Employee Stock Options Plan

CIBT Education Group Inc. (TSXV: CPT; OTC.BB (US): CBTGF) reports that it intends to grant, pursuant to its stock option plan, stock options to employees entitling them to purchase a total of 750,000 shares at a price of $2.00 each. The options are subject to the vesting schedule prescribed under the stock option plan, and expire in three years.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 43 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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